FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:
Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

April 25, 2014

The United States
Securities and Exchange Commission
Washington D. C. 20549
United States of America

Attn.: Filing Desk

Dear Sirs,

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy of the Company's Report on Form 6-K dated April 25, 2014 and we wish to inform you that the Board of Directors of ICICI Bank at its Meeting held today, approved the annual audited accounts for the financial year ended March 31, 2014.

We enclose a copy of the audited results in the prescribed format along with the Auditor’s report and a Press Release dated April 25, 2014.

This is for your reference and record.

Yours faithfully,

Ranganath Athreya

Encl.: As above

April 25, 2014

The New York Stock Exchange, Inc.
20, Broad Street, 17th Floor
New York
New York 10005
United States of America

Attn.: Filing Desk

Dear Sirs,

IBN
ICICI Bank Limited (the `Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy of the Company's Report on Form 6-K dated April 25, 2014 and we wish to inform you that the Board of Directors of ICICI Bank at its Meeting held today, approved the annual audited accounts for the financial year ended March 31, 2014.

We enclose a copy of the audited results in the prescribed format along with the Auditor’s report and a Press Release dated April 25, 2014.

This is for your reference and record.

Yours faithfully,

Ranganath Athreya

Encl.: As above

Table of Contents

Item

1. 2.	Summarised audited annual accounts for the year ended March 31, 2014 Press Release dated April 25, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: April 25, 2014	By:	/s/ Mr. Ranganath Athreya
		Name:	Mr. Ranganath Athreya
		Title:	General Manager - Joint Company Secretary & Head Compliance - Private Banking, Capital Markets & Non Banking Subsidiaries

Auditor’s Report on Quarterly Financial Results and Year-to-Date Results of ICICI Bank Limited Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of
ICICI Bank Limited

1.
We have audited the quarterly financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 31 March 2014 and the  financial results for the year ended 31 March 2014, attached herewith, being submitted by the Bank pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and (b) information contained in, and referred to by Note 3. of the results regarding the disclosures in relation to ‘Pillar 3 under Basel III Capital Regulations’ and have not been audited by us. The quarterly financial results are the derived figures between the audited figures in respect of the year ended 31 March 2014 and the published year-to-date figures up to 31 December 2013, being the date of the end of the third quarter of the current financial year, which were audited by us. The financial results for the quarter ended 31 March 2014 have been prepared on the basis of the financial results for the nine-month period ended 31 December 2013, the audited annual financial statements as at and for the year ended 31 March 2014, and the relevant requirements of Clause 41 of the Listing Agreement and are the responsibility of the Bank’s management and have been approved by the Board of Directors of the Bank. Our responsibility is to express an opinion on these financial results based on our audit of the financial results for the nine-month period ended 31 December 2013 which was prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, notified under the Companies Act, 1956 and other accounting principles generally accepted in India; our audit of the annual financial statements as at and for the year ended 31 March 2014; and the relevant requirements of Clause 41 of the Listing Agreement.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
For the purpose of our audit as stated in paragraph 2 above, we did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of Rs. 1,219,477 million as at 31 March 2014, total revenue of Rs. 53,190 million and net cash flows Rs. 147,447 million for the year ended 31 March 2014, and total revenue of Rs. 38,046 million and net cash flows amounting to Rs. 45,971 million for the nine months ended 31 December 2013. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

ICICI Bank Limited
Auditor’s Report
Page  of 2 of 2

We did not audit the financial statements of Dubai, Qatar, Sri Lanka and New York-USA branches, whose financial statements reflect total assets of Rs. 411,021 million as at 31 March 2014, the total revenue of Rs. 16,033 million and net cash flows amounting to Rs. 62,469 million for the year ended 31 March 2014. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results as well as the year to date results:

i.	are presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and
ii.	give a true and fair view of the net profit and other financial information for the quarter ended 31 March 2014 and for the year ended 31 March 2014.

5.
Further, read with paragraph 1 above, we report that the figures for the quarter ended 31 March 2014 represent the derived figures between the audited figures in respect of the financial year ended 31 March 2014 and the published year-to-date figures up to 31 December 2013, being the date of the end of the third quarter of the current financial year, as required under Clause 41(I)(d) of the Listing Agreement.

6.
Further, read with paragraph 1 above, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Bank in terms of clause 35 of the Listing Agreement and found the same to be correct.

For S.R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm registration number: 301003E

per Shrawan Jalan
Partner
Membership No.: 102102
Place: Mumbai
Date: 25 April 2014

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)
Sr. no.	Particulars			Three months ended			Year ended
				March 31, 2014	December 31, 2013	March 31, 2013	March 31, 2014	March 31, 2013
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			11,489.25	11,454.95	10,365.33	44,178.15	40,075.60
	a)	Interest/discount on advances/bills		8,271.59	8,223.83	6,970.69	31,427.93	27,341.11
	b)	Income on investments		2,911.17	2,922.17	2,820.40	11,557.05	11,009.27
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		61.62	33.62	134.29	199.98	542.98
	d)	Others		244.87	275.33	439.95	993.19	1,182.24
2.	Other income			2,976.09	2,801.01	2,208.19	10,427.87	8,345.70
3.	TOTAL INCOME (1)+(2)			14,465.34	14,255.96	12,573.52	54,606.02	48,421.30
4.	Interest expended			7,132.73	7,199.89	6,562.11	27,702.59	26,209.19
5.	Operating expenses (e)+(f)			2,879.12	2,617.03	2,407.29	10,308.86	9,012.88
	e)	Employee cost		1,262.26	996.87	999.74	4,220.11	3,893.29
	f)	Other operating expenses		1,616.86	1,620.16	1,407.55	6,088.75	5,119.59
6.	TOTAL EXPENDITURE (4)+(5)			10,011.85	9,816.92	8,969.40	38,011.45	35,222.07
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)			4,453.49	4,439.04	3,604.12	16,594.57	13,199.23
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			713.78	694.64	460.02	2,626.40	1,802.54
9.	Exceptional items			..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)			3,739.71	3,744.40	3,144.10	13,968.17	11,396.69
11.	Tax expense (g)+(h)			1,087.70	1,212.19	840.03	4,157.69	3,071.22
	g)	Current period tax		926.17	1,083.46	842.39	3,844.50	3,005.20
	h)	Deferred tax adjustment		161.53	128.73	(2.36)	313.19	66.02
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)			2,652.01	2,532.21	2,304.07	9,810.48	8,325.47
13.	Extraordinary items (net of tax expense)			..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)			2,652.01	2,532.21	2,304.07	9,810.48	8,325.47
15.	Paid-up equity share capital (face value Rs. 10/- each)			1,155.04	1,154.59	1,153.64	1,155.04	1,153.64
16.	Reserves excluding revaluation reserves			72,051.71	72,895.97	65,547.84	72,051.71	65,547.84
17.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.03	0.03	0.01	0.03	0.01
	ii)	Capital adequacy ratio
		a)	Basel II	19.08%	17.81%	18.74%	19.08%	18.74%
		b)	Basel III	17.70%	16.81%	NA	17.70%	NA
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs.)	22.97	21.93	19.98	84.99	72.20
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs.)	22.87	21.85	19.87	84.65	71.93
18.	NPA Ratio1
	i)	Gross non-performing advances (net of write-off)		10,505.84	10,399.13	9,607.75	10,505.84	9,607.75
	ii)	Net non-performing advances		3,297.96	3,118.44	2,230.56	3,297.96	2,230.56
	iii)	% of gross non-performing advances (net of write-off) to gross advances		3.03%	3.05%	3.22%	3.03%	3.22%
	iv)	% of net non-performing advances to net advances		0.97%	0.94%	0.77%	0.97%	0.77%
19.	Return on assets (annualised)			1.86%	1.76%	1.82%	1.78%	1.70%
20.	Public shareholding
	i)	No. of shares		1,154,832,769	1,154,535,873	1,153,581,715	1,154,832,769	1,153,581,715
	ii)	Percentage of shareholding		100	100	100	100	100
21.	Promoter and promoter group shareholding
	i)	Pledged/encumbered
		a)	No. of shares	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..
	ii)	Non-encumbered
		a)	No. of shares	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..

1
At March 31, 2014, the percentage of gross non-performing customer assets to gross customer assets was 2.56% and net non-performing customer assets to net customer assets was 0.82%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(Rs. in crore)
Particulars
	March 31, 2014	December 31, 2013	March 31, 2013
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,155.04	1,154.59	1,153.64
Employees stock options outstanding	6.57	6.05	4.48
Reserves and surplus	72,051.71	72,895.97	65,547.84
Deposits	331,913.66	316,969.54	292,613.63
Borrowings (includes preference shares and subordinated debt)	154,759.05	150,940.21	145,341.49
Other liabilities and provisions	34,755.55	32,159.46	32,133.60
Total Capital and Liabilities	594,641.58	574,125.82	536,794.68

Assets
Cash and balances with Reserve Bank of India	21,821.82	19,157.15	19,052.73
Balances with banks and money at call and short notice	19,707.77	13,369.29	22,364.79
Investments	177,021.81	171,984.60	171,393.60
Advances	338,702.65	332,632.05	290,249.43
Fixed assets	4,678.14	4,629.28	4,647.06
Other assets	32,709.39	32,353.45	29,087.07
Total Assets	594,641.58	574,125.82	536,794.68

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars		Three months ended			Year ended
			March 31, 2014	December 31, 2013	March 31, 2013	March 31, 2014	March 31, 2013
			(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		12,846.04	12,839.21	11,580.05	49,479.24	44,884.59
	a)	Interest/discount on advances/bills	8,880.77	8,796.93	7,501.77	33,720.88	29,562.46
	b)	Income on investments	3,590.66	3,640.09	3,429.26	14,244.83	13,318.86
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	104.89	102.51	187.15	427.70	756.63
	d)	Others	269.72	299.68	461.87	1,085.83	1,246.64
2.	Other income		8,806.92	7,704.25	8,659.82	30,084.61	29,319.81
3.	TOTAL INCOME (1)+(2)		21,652.96	20,543.46	20,239.87	79,563.85	74,204.40
4.	Interest expended		7,608.33	7,745.17	7,054.70	29,710.61	28,285.41
5.	Operating expenses (e)+(f)		9,175.37	7,668.02	9,062.83	30,666.35	30,207.06
	e)	Employee cost	1,681.96	1,437.88	1,458.18	5,968.79	5,629.09
	f)	Other operating expenses	7,493.41	6,230.14	7,604.65	24,697.56	24,577.97
6.	TOTAL EXPENDITURE (4)+(5)		16,783.70	15,413.19	16,117.53	60,376.96	58,492.47
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		4,869.26	5,130.27	4,122.34	19,186.89	15,711.93
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies		812.57	758.75	547.52	2,900.26	2,095.17
9.	Exceptional items		..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)		4,056.69	4,371.52	3,574.82	16,286.63	13,616.76
11.	Tax expense (g)+(h)		1,183.42	1,344.26	967.52	4,609.51	3,486.88
	g)	Current period tax	1,051.34	1,220.89	932.82	4,320.98	3,377.26
	h)	Deferred tax adjustment	132.08	123.37	34.70	288.53	109.62
12.	Less: Share of profit/(loss) of minority shareholders		149.01	154.96	115.25	635.75	526.27
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)-(12)		2,724.26	2,872.30	2,492.05	11,041.37	9,603.61
14.	Extraordinary items (net of tax expense)		..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)		2,724.26	2,872.30	2,492.05	11,041.37	9,603.61
16.	Paid-up equity share capital (face value Rs. 10/- each)		1,155.04	1,154.59	1,153.64	1,155.04	1,153.64
17.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months)(in Rs.)		23.59	24.88	21.61	95.65	83.29
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months)(in Rs.)		23.47	24.76	21.46	95.14	82.84

SUMMARISED CONSOLIDATED BALANCE SHEET
(Rs. in crore)
Particulars	At
	March 31, 2014	December 31, 2013	March 31, 2013
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,155.04	1,154.59	1,153.64
Employees stock options outstanding	6.57	6.05	4.48
Reserves and surplus	75,268.23	76,136.58	67,604.29
Minority interest	2,010.76	1,966.52	1,705.76
Deposits	359,512.68	345,018.52	314,770.53
Borrowings (includes preference shares and subordinated debt)	183,542.07	182,306.52	172,888.22
Liabilities on policies in force	74,926.51	71,705.67	68,910.54
Other liabilities and provisions	51,103.82	48,453.56	47,784.25
Total Capital and Liabilities	747,525.68	726,748.01	674,821.71

Assets
Cash and balances with Reserve Bank of India	22,096.93	19,283.15	19,306.20
Balances with banks and money at call and short notice	26,161.30	21,044.02	30,064.65
Investments	267,609.44	258,836.72	255,666.68
Advances	387,341.78	383,930.90	329,974.13
Fixed assets	5,506.83	5,440.74	5,473.46
Other assets	38,809.40	38,212.48	34,336.59
Total Assets	747,525.68	726,748.01	674,821.71

CONSOLIDATED SEGMENTAL RESULTS
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Year ended
		March 31, 2014	December 31, 2013	March 31, 2013	March 31, 2014	March 31, 2013
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	7,220.62	7,095.96	5,843.40	27,411.60	22,585.63
b	Wholesale Banking	8,180.87	8,408.84	7,866.42	32,402.48	31,368.76
c	Treasury	10,549.05	10,158.41	9,138.36	39,290.24	35,598.15
d	Other Banking	889.90	934.35	903.61	3,223.11	2,834.62
e	Life Insurance	5,131.50	3,918.03	5,494.82	15,990.20	17,376.03
f	General Insurance	1,437.74	1,423.00	1,437.81	5,712.20	5,043.30
g	Others	895.28	904.42	814.45	3,349.49	2,996.80
	Total segment revenue	34,304.96	32,843.01	31,498.87	127,379.32	117,803.29
	Less: Inter segment revenue	12,652.00	12,299.55	11,259.00	47,815.47	43,598.89
	Income from operations	21,652.96	20,543.46	20,239.87	79,563.85	74,204.40
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	321.55	561.63	269.69	1,829.52	954.55
b	Wholesale Banking	1,634.67	1,716.19	1,620.48	6,588.63	6,618.86
c	Treasury	1,735.18	1,401.85	1,095.26	5,256.50	3,661.33
d	Other Banking	214.90	214.57	255.01	903.15	641.01
e	Life Insurance	350.33	427.33	371.94	1,529.24	1,569.65
f	General Insurance	72.38	78.13	32.56	520.24	281.68
g	Others	262.41	280.61	233.50	978.42	781.73
	Total segment results	4,591.42	4,680.31	3,878.44	17,605.70	14,508.81
	Less: Inter segment adjustment	534.73	308.79	303.62	1,319.07	892.05
	Unallocated expenses	..	..	..	..	..
	Profit before tax and minority interest	4,056.69	4,371.52	3,574.82	16,286.63	13,616.76
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(139,706.24)	(137,641.91)	(131,343.72)	(139,706.24)	(131,343.72)
b	Wholesale Banking	137,829.58	143,876.07	119,763.46	137,829.58	119,763.46
c	Treasury	53,614.02	46,017.67	54,106.66	53,614.02	54,106.66
d	Other Banking	9,792.63	10,265.24	11,178.40	9,792.63	11,178.40
e	Life Insurance	4,437.68	4,381.05	4,144.06	4,437.68	4,144.06
f	General Insurance	2,141.81	2,083.93	1,562.35	2,141.81	1,562.35
g	Others	2,841.29	2,811.51	2,483.30	2,841.29	2,483.30
h	Unallocated	5,479.07	5,503.66	6,867.90	5,479.07	6,867.90
	Total	76,429.84	77,297.22	68,762.41	76,429.84	68,762.41

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008.

2.
"Retail Banking" includes exposures of ICICI Bank Limited ("the Bank") which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies by the Bank which are not included under Retail Banking.
4.
"Treasury" includes the entire investment and derivative portfolio of the Bank, ICICI Eco-net Internet and Technology Fund (upto December 31, 2013), ICICI Equity Fund, ICICI Emerging Sectors Fund (upto December 31, 2013), ICICI Strategic Investments Fund and ICICI Venture Value Fund (upto September 30, 2013).

5.
"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank's banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC.

6.	"Life Insurance" represents ICICI Prudential Life Insurance Company Limited.
7.	"General Insurance" represents ICICI Lombard General Insurance Company Limited.
8.	"Others" comprises the consolidated entities of the Bank, not covered in any of the segments above.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on April 25, 2014.
2.
In accordance with RBI guidelines, banks are required to disclose capital adequacy ratio computed under Basel III capital regulations from the quarter ended June 30, 2013. Accordingly, corresponding details for previous periods are not applicable.

3.
Pillar 3 (Market Discipline) disclosures (unaudited) as per RBI guidelines on Composition of Capital Disclosure Requirements at March 31, 2014 for the Group are available at http://www.icicibank.com/aboutus/invest-disclosure.html.

4.	Other income for the three months ended and year ended March 31, 2014 includes foreign exchange gain of Rs. 222.25 crore on repatriation of retained earnings from the overseas branches.
5.
The Bank creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1)(viii) of the Income Tax Act, 1961. The Reserve Bank of India, through its circular dated December 20, 2013, had advised banks to create  deferred tax liability (DTL) on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with these RBI guidelines, during the three months ended December 31, 2013, the Bank created DTL of Rs. 1,419.23 crore on Special Reserve outstanding at March 31, 2013, by reducing the reserves. Further, DTL of Rs. 214.98 crore on the estimated Special Reserve for the nine months ended December 31, 2013 was created in the three months ended December 31, 2013 and DTL of Rs. 89.28 crore and Rs. 304.26 crore on the amount transferred to Special Reserve has been created for the three months and year ended March 31, 2014 respectively. Accordingly, the tax expenses for the three months ended December 31, 2013, three months and year ended March 31, 2014 is higher by Rs. 214.98 crore, Rs. 89.28 crore and Rs. 304.26 crore respectively.

6.	During the three months ended March 31, 2014, the Bank has allotted 451,382 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
7.	Status of equity investors' complaints/grievances for the three months ended March 31, 2014:

Opening balance	Additions	Disposals	Closing balance
0	14	14	0

8.
The Board of Directors has recommended a dividend of Rs. 23.00 per equity share for the year ended March 31, 2014 (previous year dividend of Rs. 20.00 per equity share). The declaration and payment of dividend is subject to requisite approvals. The Board of Directors has also recommended a dividend of Rs. 100.00 per preference share on 350 preference shares of the face value of Rs. 1 crore each for the year ended March 31, 2014.

9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
10.	The amounts for three months ended March 31, 2014 are balancing amounts between the amounts as per audited accounts for the year ended March 31, 2014 and nine months ended December 31, 2013.
11.	The above unconsolidated and consolidated financial results are audited by the statutory auditors, S.R. Batliboi & Co. LLP, Chartered Accountants.
12.	Rs. 1 crore = Rs. 10.0 million.

Place :	Mumbai	N. S. Kannan
Date :	April 25, 2014	Executive Director

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 25, 2014

Performance Review: Consolidated profit after tax crosses the Rs. 10,000 crore milestone

•
18% year-on-year increase in standalone profit after tax to Rs. 9,810 crore (US$ 1.6 billion) for the year ended March 31, 2014 (FY2014) from Rs. 8,325 crore (US$ 1.4 billion) for the year ended March 31, 2013 (FY2013)

•
15% year-on-year increase in standalone profit after tax to Rs. 2,652 crore (US$ 443 million) for the quarter ended March 31, 2014 (Q4-2014) from Rs. 2,304 crore (US$ 385 million) for the quarter ended March 31, 2013 (Q4-2013)

•	15% year-on-year increase in consolidated profit after tax to Rs. 11,041 crore (US$ 1.8 billion) for FY2014 from Rs. 9,604 crore (US$ 1.6 billion) for FY2013

•	Operating profit increased by 24% to Rs. 4,454 crore (US$ 743 million) for Q4-2014 from Rs. 3,605 crore (US$ 602 million) for Q4-2013

•	23% year-on-year increase in retail advances at March 31, 2014

•	Current and savings account (CASA) ratio at 42.9% at March 31, 2014; year-on-year growth of 16% in CASA deposits

•	Net interest margin improved to 3.33% in FY2014 compared to 3.11% in FY2013; Q4-2014 NIM at 3.35%

•	Total capital adequacy of 17.70% and Tier-1 capital adequacy of 12.78% as per Reserve Bank of India’s guidelines on Basel III norms

•	Dividend of Rs. 23 per share proposed

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the year ended March 31, 2014.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•
Standalone profit after tax increased 18% to Rs. 9,810 crore (US$ 1.6 billion) for the year ended March 31, 2014 (FY2014) from Rs. 8,325 crore (US$ 1.4 billion) for the year ended March 31, 2013 (FY2013).

•
Net interest income increased 19% to Rs. 16,475 crore (US$ 2.8 billion) in FY2014 from Rs. 13,866 crore (US$ 2.3 billion) in FY2013. Net interest margin increased by 22 basis points from 3.11% in FY2013 to 3.33% in FY2014.

•	Non-interest income increased by 25% to Rs. 10,428 crore (US$ 1.7 billion) in FY2014 from Rs. 8,346 crore (US$ 1.4 billion) in FY2013.

•	Cost-to-income ratio reduced to 38.2% in FY2014 from 40.5% in FY2013.

•	Provisions were at Rs. 2,626 crore (US$ 438 million) in FY2014 compared to Rs. 1,803 crore (US$ 301 million) in FY2013.

•	Return on average assets was 1.76% in FY2014 compared to 1.66% in FY2013.

•
Standalone profit after tax increased by 15% to Rs. 2,652 crore (US$ 443 million) for the quarter ended March 31, 2014 (Q4-2014) from Rs. 2,304 crore (US$ 385 million) for the quarter ended March 31, 2013 (Q4-2013).

•	Net interest income increased 15% to Rs. 4,357 crore (US$ 727 million) in Q4-2014 from Rs. 3,803 crore (US$ 635 million) in Q4-2013.

•
Non-interest income increased by 35% to Rs. 2,976 crore (US$ 497 million) in Q4-2014 from Rs. 2,208 crore (US$ 369 million) in Q4-2013. Non-interest income in Q4-2014 included Rs. 222 crore (US$ 37 million) of exchange rate gains on repatriation of retained earnings from overseas branches.

•	Cost-to-income ratio reduced to 39.2% in Q4-2014 from 40.0% in Q4- 2013.

•	Provisions were at Rs. 714 crore (US$ 119 million) in Q4-2014 compared to Rs. 460 crore (US$ 77 million) in Q4-2013.

•
Consolidated profit after tax increased by 15% to Rs. 11,041 crore (US$ 1.8 billion) in FY2014 compared to Rs. 9,604 crore (US$ 1.6 billion) in FY2013. Consolidated profit after tax increased by 9% to Rs. 2,724 crore (US$ 455 million) for Q4-2014 from Rs. 2,492 crore (US$ 416 million) for Q4-2013.

Operating review

The Bank has continued with its strategy of pursuing profitable growth. The Bank continued to grow its retail franchise and has seen healthy growth in retail assets and deposits during the year. The Bank continued to strengthen its deposit franchise with healthy mobilization of current and savings account (CASA) deposits during the year, leveraging its increased branch network and technology initiatives. During the year, the Bank added 653 branches and 834 ATMs to its network. At March 31, 2014, the Bank had 3,753 branches, the largest branch network among private sector banks in the country. The Bank’s ATM network increased to 11,315 ATMs at March 31, 2014 as compared to 10,481 at March 31, 2013.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Credit growth

Total advances increased by 17% year-on-year to Rs. 338,703 crore (US$ 56.5 billion) at March 31, 2014 from Rs. 290,249 crore (US$ 48.4 billion) at March 31, 2013. The Bank has continued to see healthy growth in its retail disbursements resulting in a year-on-year growth of 23% in the total retail portfolio at March 31, 2014.

Deposit growth

During Q4-2014, savings account deposits increased by Rs. 3,408 crore (US$ 569 million) and current account deposits increased by Rs. 1,804 crore (US$ 301 million). For FY2014, savings account deposits increased by Rs. 13,482 crore (US$ 2.3 billion) and current account deposits increased by Rs. 6,319 crore (US$ 1.1 billion). At March 31, 2014, savings account deposits were Rs. 99,133 crore (US$ 16.5 billion) and current account deposits were Rs. 43,245 crore (US$ 7.2 billion). The Bank’s CASA ratio was 42.9% at March 31, 2014 as compared to 43.3% as December 31, 2013 and 41.9% at March 31, 2013. The average CASA ratio for Q4-2014 was 39.1% and for FY2014 was 39.4% compared to 38.0% for FY2013. Total deposits increased by 13% year-on-year to Rs. 331,914 crore (US$ 55.4 billion) at March 31, 2014.

Capital adequacy

The Bank’s capital adequacy at March 31, 2014 as per Reserve Bank of India’s guidelines on Basel III norms was 17.70% and Tier-1 capital adequacy was 12.78%, well above regulatory requirements.

Asset quality

Net non-performing assets at March 31, 2014 were Rs. 3,301 crore (US$ 551 million) compared to Rs. 3,121 crore (US$ 521 million) at December 31, 2013 and Rs. 2,234 crore (US$ 373 million) at March 31, 2013. The net non-performing asset ratio was 0.82% at March 31, 2014 compared to 0.81% at December 31, 2013 and 0.64% at March 31, 2013. The Bank’s provision coverage ratio, computed in accordance with the RBI guidelines, was 68.6% at March 31, 2014 after write-offs of Rs. 2,156 crore (US$ 360 million) during the year. Net loans to companies whose facilities have been restructured were Rs. 10,558 crore (US$ 1.8 billion) at March 31, 2014 compared to Rs. 8,602 crore (US$ 1.4 billion) at December 31, 2013 and Rs. 5,315 crore (US$ 887 million) at March 31, 2013.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Dividend on equity shares

The Board has recommended a dividend of Rs. 23.00 per equity share (equivalent to US$ 0.77 per ADS) for FY2014. The declaration and payment of dividend is subject to requisite approvals. The record/book closure dates will be announced in due course.

Consolidated results

Consolidated profit after tax increased 15% to Rs. 11,041 crore (US$ 1.8   billion) for FY2014 from Rs. 9,604 crore (US$ 1.6 billion) for FY2013. Consolidated profit after tax increased 9% to Rs. 2,724 crore (US$ 455 million) for Q4-2014 from Rs. 2,492 crore (US$ 416 million) for Q4-2013. The consolidated return on equity improved from 14.7% in FY2013 to 14.9% in FY2014.

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) was the largest private sector life insurer based on new business retail weighted received premium during April-December 2013. ICICI Life’s profit after tax for FY2014 was Rs. 1,567 crore (US$ 262 million) compared to Rs. 1,496 crore (US$ 250 million) for FY2013. ICICI Life’s annualised premium equivalent (APE) was at Rs. 3,444 crore (US$ 575 million) in FY2014 compared to Rs. 3,532 crore (US$ 590 million) in FY2013. During FY2014, ICICI Life has seen an increase in its assets under management to Rs. 80,597 crore (US$ 13.5 billion). During Q4-2014, renewal premium for ICICI Life grew by 11%.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during April-February 2014. The gross premium income of ICICI General increased by 11% to Rs. 7,134 crore (US$ 1.2 billion) in FY2014 from Rs. 6,420 crore (US$ 1.1 billion) in FY2013. ICICI General’s profit after tax for FY2014 was Rs. 511 crore (US$ 85 million) compared to Rs. 306 crore (US$ 51 million) for FY2013.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)
                                                                                                          Rs. crore
	Q4-2013	FY2013	Q3-2014	Q4-2014	FY2014
Net interest income	3,803	13,866	4,255	4,357	16,475
Non-interest income	2,208	8,346	2,801	2,976	10,428
- Fee income	1,775	6,901	1,997	1,974	7,758
- Lease and other income	340	950	357	7571	1,6531
- Treasury income	93	495	447	245	1,017
Less:
Operating expense	2,407	9,013	2,617	2,879	10,309
Operating profit	3,604	13,199	4,439	4,454	16,594
Less: Provisions	460	1,803	695	714	2,626
Profit before tax	3,144	11,396	3,744	3,740	13,968
Less: Tax	840	3,071	1,2122	1,0882	4,1582
Profit after tax	2,304	8,325	2,532	2,652	9,810

1.	Includes Rs. 222 crore of foreign exchange gain on repatriation of retained earnings from overseas branches.
2.
The Reserve Bank of India, through its circular dated December 20, 2013, has advised banks to create deferred tax liability (DTL) on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with these RBI guidelines, during Q3-2014 the Bank created DTL of  Rs. 1,419 crore on Special Reserve outstanding at March 31, 2013, by reducing the reserves. Further, DTL of Rs. 215 crore on estimated Special Reserve for 9M-2014 was created in Q3-2014 and DTL of Rs. 89 crore and Rs. 304 crore on the amount transferred to Special Reserve has been created for Q4-2014 and FY2014 respectively. Accordingly, the tax expense for Q3-2014, Q4-2014 and FY2014 is higher by Rs. 215 crore, Rs. 89 crore and Rs. 304 crore respectively.

3.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet
 Rs. crore
March 31, 2013	December 31, 2013	March 31, 2014
(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,154	1,155	1,155
Employee stock options outstanding	4	6	7
Reserves and surplus1	65,548	72,896	72,052
Deposits	292,614	316,970	331,914
Borrowings (includes subordinated debt)2	145,341	150,940	154,759
Other liabilities	32,134	32,159	34,755
Total Capital and Liabilities	536,795	574,126	594,642

Assets
Cash and balances with Reserve Bank of India	19,053	19,157	21,822
Balances with banks and money at call and short notice	22,365	13,369	19,708
Investments	171,394	171,985	177,022
Advances	290,249	332,632	338,703
Fixed assets	4,647	4,629	4,678
Other assets	29,087	32,354	32,709
Total Assets	536,795	574,126	594,642
1.	During the three months ended December 31, 2013, the Bank has created a DTL of Rs. 1,419 crore on Special Reserve outstanding at March 31, 2013, by reducing the reserves
2.	Borrowings include preference share capital of Rs. 350 crore.
3.	Prior period figures have been regrouped/re-arranged where necessary.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or email ganguli.sujit@icicibank.com.

For investor queries please call Rakesh Mookim at 91-22-2653 6114 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 59.92